Exhibit 99.150

Consent of Independent Auditor

We consent to the use in this Registration Statement on Form 40-F of Aphria Inc. of our report dated May 15, 2018 relating to the consolidated financial statements of Nuuvera Inc. for the period from incorporation, January 30, 2017, to December 31, 2017, appearing in the Business Acquisition Report dated March 30, 2018, which is part of this Registration Statement.

Toronto, Ontario

October 17, 2018

/s/ RSM Canada LLP
Chartered Professional Accountants Licensed Public Accountants Toronto, Ontario